October 10, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Ibolya Ignat
Angela Connell

    Re:    Zentalis Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 27, 2024
File No. 001-39263

To the addressees set forth above:

Zentalis Pharmaceuticals, Inc. (“Zentalis” or the “Company”) hereby submits to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated September 12, 2024 (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2023. For ease of reference, each comment contained in the Comment Letter is printed in bold below and is followed by the Company’s response.

Form 10-Q or the Fiscal Quarter Ended June 30, 2024

Notes to Condensed Consolidated Financial Statements
3. Significant Transactions, page 12

1.Please explain to us how you applied your revenue recognition policy to the elements of the license agreement you entered into with Immunome, Inc., including references to the paragraphs within ASC 606 that support your accounting. Please also confirm that you will disclose your revenue recognition policy in future filings and provide us with a draft of your intended disclosure revisions.

Response: The Company respectfully acknowledges the Staff’s comment.
The Company entered into the license agreement (the “Immunome License Agreement”) and concurrent stock issuance agreement (the “Immunome Stock Issuance Agreement,” and together with the Immunome License Agreement, the “Immunome Agreements”) with Immunome, Inc. (“Licensee” or “Immunome”) in January 2024 with no subsequent amendments to the Immunome Agreements as of September 30, 2024. Per the Immunome License Agreement, the Company licensed to the Licensee an exclusive, worldwide, royalty-bearing, sublicensable license under certain intellectual property, including intellectual property associated with proprietary antibody-drug conjugate (“ADC”) platform technology,
Zentalis Pharmaceuticals, Inc. • 10275 Science Center Drive, Suite 200, San Diego, CA 92121 • 858.263.4333

ROR1 antibodies, and an ADC targeting ROR1, to exploit products covered by or incorporating the licensed intellectual property rights. The license includes pre-clinical development rights, development rights, commercial rights and a license to manufacture the product candidate. The Company was responsible for the timely transfer of know-how necessary or reasonably useful to exploit the technology to the Licensee. This transfer did not include any services by or on behalf of the Company.
To determine if the arrangement meets the definition of a collaborative arrangement, the Company referenced the guidance in ASC 808-10-20. As the arrangement did not involve a joint operating activity, the Company is no longer an active participant in the research and was no longer exposed to the significant risks and rewards of the research, management concluded the arrangement did not meet the definition of a collaborative arrangement. Management then referred to the guidance in ASC 606, Revenue from Contracts with Customers (ASC 606). To determine if the Licensee meets the definition of a customer, the Company referenced the guidance in ASC 606-10-15-3. As the Licensee did contract with the Company to obtain goods (a research and development platform, antibodies and rights) that are an output of the entity’s ordinary activities (research and development) in exchange for consideration, management determined that the Licensee meets the definition of a customer and recognized revenue by applying the steps outlined in ASC 606-10-05-4 to depict the transfer of promised goods to the customer in an amount that reflects the consideration to which the Company expects to be entitled.
In the first step of the analysis, management is required to identify the contracts with the customer using the guidance outlined in ASC 606-10-25-1. Management identified two contracts with the customer: the Immunome License Agreement and the Immunome Stock Issuance Agreement. As the Immunome Agreements were negotiated as a package with a single commercial objective and executed simultaneously, the contracts were accounted for as a single contract in accordance with ASC 606-10-25-9. No other written, oral or implied contracts preceded these agreements.
The second step of the analysis requires management to identify the material performance obligations in a contract with a customer in accordance with ASC 606-10-25-14. The guidance defines a performance obligation as (a) a good or service (or bundle of goods or services) that is distinct or (b) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. At the time of execution of the Immunome Agreements, the Company considered all the performance obligations included in the contract consisting of the license of intellectual property and transfer of know-how to determine whether they are distinct in accordance with ASC 606-10-25-18 through ASC 606-10-25-22. Based on the Company’s analysis, the Company concluded there to be a single performance obligation in accordance with ASC 606-10-55-56 since the Licensee cannot fully benefit from the exclusive license on its own, or with other resources readily available, without the transfer of know-how. The Immunome Agreements do not include any other significant ongoing performance obligations in the form of a joint steering committee or material transfer support.
After the contracts with the customer and performance obligations in the contract were determined, management performed the third step of the analysis requiring the determination of the transaction price as defined in ASC 606-10-32-2. The Company received upfront consideration in the form of $15.0 million in cash and 2,298,586 unregistered shares of the Licensee’s common stock and may receive material consideration in the form of development and regulatory milestones for platform products, sales milestones and royalties on commercial sales. At inception, all milestone payments are considered remote as they are based on future milestones not considered probable of achievement at the inception of the contracts and were not included in the transaction price. The Company will determine the transaction price and recognize revenue for sales-based royalty payments in the period in which the sales occur under the sales-based royalty exception allowed under ASC 606-10-55-65. The unregistered share consideration of the Licensee contained a lock-up arrangement whereby the Company agreed that it would hold and not sell greater than 50% of the shares until the six-month anniversary of the transaction date. To value the shares, management considered the guidance in ASC 820-10-35-6B as subsequently clarified in ASU 2022-03 which states that, while the entity must be able to access the market, it does not need to be able to sell the particular asset on the measurement date to be able to measure fair value on the basis of the price in that market. As such, the fair value of the unregistered common stock received as of the transaction date was based on the closing stock price of the Licensee’s common stock on the transaction date of $11.12 per share, or $25.6 million for all shares received. The aggregate transaction price was determined to be $15.0 million in cash and $25.6 million in unregistered common stock, or $40.6 million in total.
In step four of the analysis, management is required to allocate the transaction price to the performance obligation in the contract. As only one material performance obligation was identified in step two of the analysis, all of the transaction price was allocated to the single performance obligation to transfer the license of intellectual property and transfer of know-how.
Finally, step five of the analysis supports the recognition of revenue when (or as) the entity satisfies a performance obligation by transferring control of the promised good(s) or service(s) to a customer. Such transfer of control can occur over time or at a point in time. To determine if the performance obligation to transfer the intellectual property and transfer of know-how is satisfied over time, management considered the guidance in ASC 606-10-25-27 and ASC 606-10-55-62. As the Immunome Agreements represent a right to use the functional intellectual property as it exists at the time of the Immunome Agreements and does not meet either of the criteria within ASC 606-10-55-62, the Company recognized the transaction price as revenue at the point in time that the transfer of control of the intellectual property and know-how occurred.
In future periodic reports filed with the Commission, the Company will provide the following revised disclosure to clarify its revenue recognition policy and the Immunome Agreements with Immunome:
Policy
Revenue Recognition and Collaborative Arrangements
The Company generates revenues from payments received under collaborative agreements and license agreements.
At contract execution, we analyze our collaborative arrangements and license agreements to assess whether both parties are active participants in the activities and are exposed to significant risks and rewards and therefore are within the scope of ASC 808, Collaborative arrangements (“ASC 808”). ASC 808 does not address the recognition and measurement of payments from collaborative arrangements and instead refers companies to use other authoritative accounting literature. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, we first determine which elements of the collaboration reflect a vendor-customer relationship and therefore are within the scope of ASC 606,

Revenue from Contracts with Customers. When we determine elements of a collaboration agreement do not reflect a vendor-customer relationship, we consistently apply a reasonable and rational policy election we made by analogizing to authoritative accounting literature. We evaluate the income statement classification for presentation of amounts due from or owed to other participants in a collaboration arrangement based on the nature of each separate activity.
To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy the performance obligations.
From time to time, we amend our agreements. When this occurs, we are required to assess (1) if the additional goods or services are distinct from the other performance obligations in the previous agreement(s) and (2) if the goods or services are transferred at a stand-alone selling price. If we conclude the goods and/or services in the amendment are distinct from the performance obligations in the original agreement and at a stand-alone selling price, we account for the amendment as a separate agreement. If we conclude the goods and/or services are not distinct and are sold at a stand-alone selling price, we then assess whether the remaining goods or services are distinct from those already provided. If the goods and/or services are distinct from what we have already provided, then we treat the amendment as a termination of the existing contract and allocate the total remaining transaction price from the original agreement and the additional transaction price from the amendment to the remaining goods and/or services. If the goods and/or services are not distinct from what we have already provided, we update the transaction price and allocate it to the remaining performance obligations and adjust revenue previously recognized based on an updated measure of progress for the partially satisfied performance obligations.
Footnote
Immunome
In January 2024, the Company and Immunome, Inc. (“Immunome”) entered into an exclusive, worldwide license agreement under which Immunome licensed from Zentalis ZPC-21, a preclinical ROR1 antibody-drug conjugate (“ADC”) and proprietary ADC technology platform (the “Immunome License Agreement”). Simultaneously, the Company and Immunome entered into a stock issuance agreement (the “Immunome Stock Issuance Agreement,” and together with the Immunome License Agreement, the “Immunome Agreements”). The upfront consideration from Immunome amounted to $40.6 million, which consisted of $15.0 million in cash and approximately 2.3 million shares (quantified using a 30-day volume average price) of Immunome stock valued at approximately $25.6 million on the date of acquisition and presented within marketable securities, available for sale on the condensed consolidated balance sheet. Changes to the fair value of the Immunome stock are recorded as a component of investment and other income, net within the condensed consolidated statement of operations. The Company is eligible to receive up to $275.0 million in development, regulatory and sales milestones as well as tiered royalties on net sales of licensed products.

The Company determined that the Immunome Agreements fall within the scope of ASC 606, Revenue from Contracts with Customers (ASC 606) as Immunome has contracted to obtain goods and services that are an output of ordinary activities and is a customer. Furthermore, subsequent to the execution of the Immunome Agreements, the Company is no longer an active participant in the research and is no longer exposed to the significant risks and rewards of the research. Management of the Company determined there was one combined performance obligation for the Immunome Agreements and know-how given the deliverables are not distinct. The Company evaluated the performance obligation within the Immunome Agreements and determined the combined performance obligation was satisfied at a point in time with Immunome as the Immunome Agreements represents a right to use the functional intellectual property as it exists at the time of the Immunome Agreements, the customer has significant risk and rewards of ownership of the asset and the customer has accepted the asset with the transfer of know-how within the quarter ended March 31, 2024. In addition, variable consideration consisting of milestone payments was evaluated based on the Company’s analysis that the possibility of achieving any of the milestone payments was remote, and therefore determined to be constrained and excluded from the transaction price. Royalties will be recognized when the underlying sales occur based on estimates and a true-up of the estimated royalty revenue to the actual royalties earned will be recorded when royalty reports are received.
No License revenue related to the transaction price was recognized during the three months ended September 30, 2024 and 2023. During the nine months ended September 30, 2024 and 2023, the Company recognized $40.6 million and zero in License revenue related to the transaction price. During the nine months ended September 30, 2024 and 2023, the Company did not recognize revenue from milestone payments or royalties.

2.As a related matter, please revise your future filings to disclose the key terms of each of your license agreements and strategic collaborations, including your obligations under each agreement, the related financial provisions and your accounting treatment for each agreement. As an example, your accounting treatment for $4.2 million of excess proceeds received from the April 2022 direct offer to Pfizer as a reduction of research and development expense over the term of the collaboration suggests that you are accounting for this agreement under ASC 808. Please confirm and revise your disclosure in future filings accordingly to clarify.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes it has disclosed the material terms of the only license agreement and strategic collaboration that it has deemed to be material under Item 601 of Regulation S-K, which is its license agreement with Recurium IP Holdings, LLC (filed as Exhibit 10.25 to the Company’s Annual Report on 10-K for the year ended December 31, 2023) (the “Recurium Agreement”); however, the Company notes that the Recurium Agreement did not result in a financial statement impact in fiscal years 2022, 2023 or 2024 (to date). While the Company has provided descriptions of the following agreements in its periodic reports for completeness, the Company has not deemed these agreements to be material agreements, and has not filed them with the Commission: (1) the development agreement with Pfizer Inc. (“Pfizer”) entered into in April 2022 (the “Pfizer Development Agreement”), (2) the clinical trial collaboration and supply agreement with GSK plc (“GSK”) entered into in April 2021 (the “GSK Agreement”), and (3) the Immunome License Agreement. The Company has conducted and is continuing to conduct several clinical trials, and the Pfizer Development Agreement and the GSK Agreement each relate only to a single clinical trial. Furthermore, GSK’s key financial commitment under the GSK Agreement was to supply one of GSK’s compounds for use in the clinical study at no cost to the Company, and the GSK Agreement did not result in a financial statement impact in fiscal years 2023 or 2024 (to date). The Immunome License Agreement relates to a preclinical asset and the related technology platform. For clinical stage biotechnology companies such as the Company, the market generally places significant value on the company’s clinical assets and comparatively less value on preclinical assets. The Company respectfully submits that the Company and its business are not substantially dependent on the Pfizer Development Agreement, GSK Agreement, or the Immunome License Agreement, and that these agreements are not material agreements to the Company. If the Company later determines that any of the Pfizer Development Agreement, the GSK Agreement, or the Immunome License Agreement is a material agreement due to further development or other factors, the Company would expect to disclose additional terms of each such agreement.
Although the Company does not believe the Pfizer Development Agreement is a material agreement under Item 601 of Regulation S-K, the Company respectfully acknowledges the Staff’s comment and notes that, per the Company’s analysis, the Company’s agreements with Pfizer (detailed below) were accounted for under ASC 808, Collaborative Arrangements. Our revised disclosure to clarify is as follows:
In April 2022, the Company and Pfizer entered into a securities purchase agreement (the “Pfizer Securities Purchase Agreement”) and the Pfizer Development Agreement relating to the Company’s product candidate, azenosertib (together with the Pfizer Securities Purchase Agreement, the "Pfizer Agreements"). As part of the Pfizer Securities Purchase Agreement, Pfizer agreed to purchase 953,834 shares of the Company’s common stock for $26.21 per share for total proceeds of $25 million.
As the Company and Pfizer are both active participants in various research activities and both parties are exposed to significant risks and rewards, the Pfizer Agreements are being accounted for under ASC 808, Collaborative arrangements. The Company considered by analogy the ASC 606 criteria for combining contracts and determined that the Pfizer Agreements should be combined into a single contract because they were negotiated and executed in contemplation of one another. Furthermore, management concluded that no parts of the Pfizer Agreements are within the scope of ASC 606, Revenue from Contracts with Customers, as Pfizer was not deemed to be a customer of research and development services. The Company determined that the Pfizer Development Agreement contained two components: (i) the parties joint development activities for azenosertib and (ii) access to the information generated in the related development activities.
The Company accounted for the common stock issued to Pfizer based on the fair market value of the common stock on the date of issuance. The fair value of the common stock issued to Pfizer was $20.8 million, based on the closing price of the Company’s common stock on the date of issuance, resulting in a $4.2 million premium. The Company determined that the premium paid by Pfizer for the common stock should be attributed to the transaction price of the Pfizer Development Agreement and accounted for as a reduction of research and development expense over the term of the anticipated research period of the project based on a percentage of total costs to be incurred. Research and development expense was reduced by $0.5 million and $0.7 million for the three and nine months ended September 30, 2023 and

$X.X million and $X.X million for the three and nine months ended September 30, 2024 to account for the premium paid by Pfizer on the Company’s common stock.

Sincerely,

/s/ Cam Gallagher
Cam Gallagher
President, Interim Chief Financial Officer

cc:    Andrea Paul, Chief Legal Officer & Corporate Secretary, Zentalis Pharmaceuticals, Inc.
Vincent Vultaggio, Senior Vice President, Finance & Principal Accounting Officer, Zentalis Pharmaceuticals, Inc.
Emily Joung, Corporate & Securities Counsel, Zentalis Pharmaceuticals, Inc.

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